May 6, 2009
VIA EDGAR AND OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549-7010
Attention: Rufus Decker, Accounting Branch Chief

RE:	Form 10-K for the fiscal year ended September 30, 2008 Form 10-Q for the period ended December 31, 2008 Definitive Proxy Statement filed January 20, 2009 File No. 1-8137
Dear Mr. Decker:
     Pursuant to our discussion with Ms. Nudrat Salik this morning, we are submitting this letter with a revision to our response, previously provided by letter dated May 1, 2009, to comment no. 5 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission contained in the Staff’s letter, dated February 25, 2009 (the “Staff Letter”), to American Pacific Corporation, a Delaware corporation (the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”), the Form 10-Q for the period ended December 31, 2008, and the Definitive Proxy Statement filed January 20, 2009. For the Staff’s convenience, we are also sending in paper format, by overnight delivery, copies of this letter.
     The numbering of the paragraph below corresponds to the numbering of the Staff’s comments in the Staff Letter. We have incorporated the text of the Staff’s prior comment into this response letter in italicized type and have followed the comment with the Company’s response in regular type. References in the letter to “we,” “our” or “us” means the Company, unless otherwise specified. Our revised response to the Staff’s comment no. 5 is marked to indicate changes from our initial response to the Staff in our letter, dated May 1, 2009.
American Pacific Corporation
3883 Howard Hughes Parkway, Suite 700 • Las Vegas, Nevada 89169
Tel:+1(702) 735-2200 • Fax: +1(702)735-4876
www.apfc.com

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 6, 2009

Comment 5.
You disclose your required and actual ratios for financial covenants under the Revolving Credit Facility. Please also consider disclosing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please confirm that you do not have any material debt covenants in your other debt agreements, including cross default provisions. If so, please also provide similar disclosures for these covenants as well. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response 5.
With respect to the Staff’s comment regarding disclosure of the specific computations used to arrive at our actual debt compliance ratios, we do not believe that providing the specific computations with corresponding reconciliations to GAAP amounts would provide meaningful information to the readers of our financial statements, as:
•	We significantly exceed all required ratios.

•	We have remained in compliance with our financial covenants since the inception of our Amended and Restated Credit Agreement, dated February 6, 2007 (the “Revolving Credit Facility”).

•	Our Revolving Credit Facility is filed as an exhibit to our annual report on Form 10-K, thereby allowing the reader to review the precise terms of the computations of the ratios, if desired.
We propose to enhance our current disclosure to include general descriptions of the ratio computations and reference the fact that definitions are contained within the Revolving Credit Facility. We have included a revision to our discussion of our Revolving Credit Facility at page 47 of the Form 10-K, as an example of our future revised disclosure.
Financial covenants under the Revolving Credit Facility include quarterly requirements for total leverage ratio of less than or equal to 5.25 to 1.00 (“Total Leverage Ratio”), and interest coverage ratio of at least 2.50 to 1.00 (“Interest Coverage Ratio”). The Revolving Credit Facility defines Total Leverage Ratio as the ratio of Consolidated Funded Debt to Consolidated EBITDA and Interest Coverage Ratio as the ratio of Consolidated EBITDA to Consolidated Interest Expense. The Revolving Credit Facility includes detailed definitions of each of these terms. With respect to these covenant compliance calculations, Consolidated EBITDA, as defined in the Revolving Credit Facility (hereinafter, referred to as “Credit Facility EBITDA”), differs from typical EBITDA calculations and our calculation of Adjusted EBITDA, which is used in certain of our public releases and in connection with our incentive compensation plan. The most significant difference in the Credit Facility EBITDA calculation is the inclusion of cash payments for environmental remediation as part of the calculation. The following statements summarize the elements of those definitions that are material to our computations. Consolidated Funded Debt generally includes principal amounts outstanding under our Senior Notes, Revolving Credit Facility, capital leases and notional amounts for outstanding letters of credit. Credit Facility ~~Consolidated~~ EBITDA is generally computed as

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 6, 2009

consolidated net income plus income tax expense, interest expense, depreciation and amortization, and stock-based compensation expense and less cash payments for environmental remediation and other non-recurring gains in excess of $50. In accordance with the definitions contained in the Revolving Credit Facility, as of September 30, 2008, our Total Leverage Ratio was 2.73 to 1.00 and our Interest Coverage Ratio was 4.07 to 1.00.
The Revolving Credit Facility also contains usual and customary events of default (subject to certain threshold amounts and grace periods), including cross-default provisions that include our Senior Notes. If an event of default occurs and is continuing, we may be required to repay the obligations under the Revolving Credit Facility prior to its stated maturity and the related commitments may be terminated. We do not believe that it is reasonably likely, in the near or long-term, that we will be in violation of our debt covenants.
We confirm that our disclosures regarding the Company’s 9.0% Senior Notes Due February 1, 2015 (the “Senior Notes”) and the Revolving Credit Facility describe all material covenants and that we do not have other debt agreements which contain material covenants. We have included a revision to our discussion of our Senior Notes at page 47 of the Form 10-K, as an example of our future revised disclosure to include cross-default provisions.
The Senior Notes were issued pursuant to an indenture which contains certain customary events of default, including cross default provisions if we default under our existing and future debt agreements having, individually or in the aggregate, a principal or similar amount outstanding of at least $10,000, and certain other covenants limiting, subject to exceptions, carve-outs and qualifications, our ability to: ...
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     Should you have any further questions or comments regarding the above, please feel free to contact the undersigned at (702) 699-4163 or our counsel, Peter Romo of Morrison & Foerster LLP at (415) 268-7353. Thank you for your assistance.
Sincerely,
/S/ DANA M. KELLEY
Dana M. Kelley
Vice President and Chief Financial Officer